Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund July 2014 Update
August 21, 2014
Supplement dated August 21, 2014 to Prospectus dated May 08, 2014
Class	July ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-0.9%	-5.7%	$15.4M	$1,102.76
B	-0.9%	-6.1%	$156.4M	$920.16
Legacy 1	-0.7%	-4.5%	$2.8M	$821.87
Legacy 2	-0.7%	-4.6%	$1.4M	$808.37
Global 1	-0.7%	-4.3%	$5.3M	$799.34
Global 2	-0.7%	-4.4%	$7.4M	$786.92
Global 3	-0.8%	-5.4%	$115.6M	$715.29
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The euro fell sharply against counterparts because of weak German investor confidence and on concerns surrounding instability within the Portuguese banking system.  The Canadian dollar declined to a five-month low after the Bank of Canada reduced its growth forecast for the Canadian economy.  The U.S. dollar rallied sharply on bullish economic data throughout the month and in anticipation the Federal Reserve might raise interest rates sooner than previously expected.

Energy:  Crude oil markets were lower as U.S. inventories were at larger-than-expected levels.  Internationally, several key Libyan ports were set to reopen, which will add to increased supplies.  Unseasonal cool temperatures across the U.S. reduced demand for natural gas products and prices fell throughout the month.

Equities:  European equity markets finished lower based on pessimistic economic indicators from the Eurozone.  Weak German investor confidence, weak Italian and French manufacturing data and concern about the stability of the banking sector in Portugal were the primary factors.  North American markets also declined, driven lower by disappointing earnings reports.  Asian equity markets rallied sharply, fueled by weakness in the Japanese yen and bullish Chinese manufacturing data.

Fixed Income:  German Bund and U.S. Treasury Bond prices rose as increased demand for safe-haven assets was triggered by concerns about the Eurozone economy and by escalating violence in the Middle East.

Grains/Foods:  Grains markets experienced a sector-wide selloff as favorable weather conditions in the Midwest bolstered forecasts for strong yields from the current growing season.  Coffee prices rallied nearly 13% in anticipation the recent droughts in Brazil have reduced the quality of this year’s crop.

Metals:  Base metals markets generally rose and were driven higher by bullish Chinese manufacturing and by upbeat U.S. housing data.  Precious metals markets fell in response to a stronger U.S. dollar and on the expectation the Federal Reserve would continue to curtail its quantitative easing program.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at www.grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended July 31, 2014

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$697,383	$7,380,612
Change In Unrealized Income (Loss)	-1,711,461	-16,275,450
Brokerage Commission	-109,640	-944,060
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-313,168	-2,451,678
Change in Accrued Commission	16,210	39,358
Net Trading Income (Loss)	-1,420,676	-12,251,218

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$91,637	$519,025
Interest, Other	-1,456	145,943
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	-1,330,495	-11,586,250

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	0	835,438
Operating Expenses	67,767	559,397
Organization and Offering Expenses	78,702	649,657
Brokerage Expenses	1,402,272	11,475,685
Dividend Expenses	0	0
Total Expenses	1,548,741	13,520,177

Net Income (Loss)	-$2,879,236	-$25,106,427

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$326,124,958	$447,372,009
Additions	171,000	2,414,700
Net Income (Loss)	-2,879,236	-25,106,427
Redemptions	-19,061,687	-120,325,247
Balance at July 31, 2014	$304,355,035	$304,355,035

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$1,102.761	13,987.80296	$15,425,200	-0.89%	-5.72%
B	$920.156	169,987.69504	$156,415,153	-0.95%	-6.05%
Legacy 1	$821.869	3,382.54839	$2,780,010	-0.70%	-4.52%
Legacy 2	$808.365	1,708.00163	$1,380,688	-0.72%	-4.65%
Global 1	$799.335	6,633.15331	$5,302,114	-0.66%	-4.30%
Global 2	$786.918	9,422.77132	$7,414,946	-0.68%	-4.44%
Global 3	$715.289	161,664.73557	$115,636,923	-0.82%	-5.39%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership